Mail Stop 4561

March 9, 2010

Mr. Thomas Massie
Chief Executive Officer and Director
Bridgeline Software, Inc.
10 Sixth Road
Woburn, Massachusetts 01801

>   **Re: Bridgeline Software, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed December 29, 2009**
>   **Form 10-Q for the Quarter Ended December 31, 2009**
>   **Filed February 16, 2010**
>   **File No. 001-33567**

Dear Mr. Massie:

        We have reviewed your response letter dated February 17, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 2, 2010.

Form 10-K for the Fiscal Year Ended September 30, 2009

Item 9A(T). Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 55

1.   We note in your response to comment 1 that management determined that the level of documentation was sufficient to conclude that your internal controls over financial reporting were effective. This representation, which implies your belief that your documentation is in compliance with Sarbanes Oxley, contradicts the disclosure included in your report on internal control over financial reporting. Please advise. To the extent that you conclude that your documentation is in compliance with Sarbanes Oxley, revise your disclosure in future filings to

explain that additional costs may be incurred related to improving documentation to support evaluation and testing by independent auditors.

Form 10-Q for the Quarter Ended December 31, 2009

Item 4T. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 18

2.   We note that your conclusion of the effectiveness of disclosure controls and procedures is qualified by the phrase "except as described below." However, we also note that you have not provided a description of any items related to the qualifying language. Please tell us the reason for including the qualifying language. Also note that such qualifications are inappropriate and you should amend your filing to state whether disclosure controls and procedures were effective or ineffective. To the extent that they are not effective, provide additional disclosure regarding your deficiencies.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Jaime John, Staff Accountant, at (202) 551-3446 or me at (202) 551-3406 if you have any questions regarding the above comments.

Sincerely,

Patrick Gilmore
Accounting Branch Chief